[Letterhead of Regency Centers Corporation]

July 10, 2023

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:    Pearlyne Paulemon

Re:	Regency Centers Corporation

Registration Statement on Form S-4

File No. 333-272735

Request for Effectiveness

Dear Ms. Paulemon:

Reference is made to the Registration Statement on Form S-4 (File No. 333-272735) filed by Regency Centers Corporation (the “Company”) with the U.S. Securities and Exchange Commission on June 16, 2023, as amended on July 10, 2023 (the “Registration Statement”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 8:00 a.m., Eastern Time, on July 12, 2023, or as soon as possible thereafter, pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended.

Please contact Adam O. Emmerich of Wachtell, Lipton, Rosen & Katz at (212) 403-1234 with any questions you may have concerning this letter or if you require any additional information. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Emmerich and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Lisa Palmer Lisa Palmer
President and Chief Executive Officer

cc:	Michael R. Herman, Regency Centers Corporation

Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz

David K. Lam, Wachtell, Lipton, Rosen & Katz